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(212) 574-1206




                                                                February 1, 2006

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission
One Station Place
100 F Street, N.E.
Washington, D.C. 20549

Attention: Sara W. Dunton




                Re: Euroseas Ltd.
                    Registration Statements on Form F-1 (File No. 133-129145) and Form F-4 (File No. 133-129144)


Dear Ms. Dunton:

     Seward & Kissel LLP represents Euroseas Ltd., a Marshall Islands company (the "Company"), in connection with Euroseas' revised Registration Statements on Form F-1 and Form F-4, filed with the Securities and Exchange Commission (the "Commission") on January 19, 2006. By letter dated January 31, 2006 (the "Comment Letter"), the Staff of the Commission (the "Staff") provided the Company with its comments on the Registration Statements.

     In response to the Comment Letter, the Company has prepared and filed with the Commission pre-effective Amendment No. 3 to the Form F-1, pre-effective Amendment No. 3 to the Form F-4 and this letter. The purpose of this letter is to aid your review of each Amendment No. 3 by responding to each of the comments in the Comment Letter and, when appropriate, identifying the location of the changes or additions made in each Amendment No. 3. The following numbered paragraphs correspond to the numbered paragraphs of the Comment Letter. References to page numbers in the responses below are to page numbers in the revised Registration Statements.

General
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 1.   We note from page 69 of the Form F-4 and page 46 of the Form F-1 that the countries among your frequent ports of call include Sudan, which is identified as a state sponsor of terrorism by the U.S. State Department and subject to U.S.
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      economic sanctions. Your Forms F-4 and F-1 do not contain any other disclosure about operations, or potential risks associated with any such operations, associated with Sudan. With a view to disclosure, please address the materiality of your contacts with Sudan. Your response should describe your current, historical and anticipated contacts with Sudan, whether through subsidiaries, affiliates, joint ventures or other direct and indirect arrangements.

           The Company has supplemented the disclosure on page 46 of the F-1 and page 69 of the F-4 to disclose that it has only had one prior indirect contact with Sudan in connection with a one-time discharge of bulk sugar. The Company has not had any material contact with Sudan and does not anticipate having any such contact with Sudan in the future. In particular, on December 12, 2005, the Company's m/v Pantelis P called there to discharge bulk sugar after having loaded bulk sugar in Paranagua, Brazil in November 2005. The vessel was on time-charter to Pancoast Trading S.A., which in turn had chartered the vessel to Tate & Lyle of the UK, on the account of whom this particular cargo was carried. The vessel stayed in Port Sudan from December 12, 2005 to January 9, 2006 to discharge the cargo. The Company did not have its own port agent, but instead, the charterers arranged for an agent. The vessel did not re-fuel or have any other dealings while in port other than discharging the cargo. Generally, Sudan is an excluded destination from the Company's charter party contracts, but in this one instance, the charterer requested that we give them an exemption. This was the only time that any of the Company's vessels loaded or discharged cargo in Sudan. The Company does not maintain any connections with Sudan whatsoever and does not anticipate any future contacts with Sudan so long as Sudan is subject to U.S. sanctions.

 2. In your materiality analysis, please discuss whether your contacts with Sudan constitute a material investment risk for your security holders.

           As mentioned above, the Company has supplemented the disclosure on page 46 of the F-1 and page 69 of the F-4 to disclose that it had one limited contact with Sudan and that it does not anticipate having any future contacts with Sudan so long as Sudan is subject to U.S. sanctions. Therefore, the Company does not believe that this one-time contact should have any material investment risk for any of its security holders.

 3. In preparing your response please consider that evaluations of materiality should not be based solely on quantitative factors, such as the approximate dollar amount of revenues and assets associated with Sudan, but should include consideration of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. In this regard, we note that Arizona and Louisiana have adopted legislation requiring their state retirement systems to prepare reports regarding state pension fund assets invested in, and/or permitting divestment of state pension fund assets from, companies that do business with countries identified as state sponsors of terrorism. Illinois, Oregon and New Jersey

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      have adopted, and other states are considering, legislation prohibiting the investment of certain state assets in, and/or requiring the divestment of certain state assets from, companies that do business with Sudan. Harvard University, Stanford University and Dartmouth College have all adopted policies prohibiting investment in, and/or requiring divestment from, companies that do business with Sudan. Your materiality analysis should address the potential impact of the investor sentiment evidenced by these actions directed toward companies operating in Sudan.

           In supplementing the disclosure on page 46 of the F-1 and page 69 of the F-4, the Company confirms that it has considered the various factors articulated by the Staff. As stated above, the Company has only had one limited contact with Sudan and does not anticipate having any future contacts with Sudan so long as Sudan is subject to U.S. sanctions. The Company does not believe that this one-time contact should have any adverse impact on the Company's reputation or share value.

Undertakings
------------

4. Please confirm that you have updated your undertakings to comply with Securities Offering Reform, SEC Release No. 33-8591; effective date December 1, 2005. For example, does new Item 512(a)(5) or 512(a)(6) apply to your transactions?

           The Company has updated its undertakings to comply with the Securities Offering Reform, SEC Release No. 33-8591.

Exhibit 8.1 Tax Opinion
-----------------------

5. Please revise or remove the statements that the cited disclosure "accurately states [your] views as to the tax matters discussed therein." Counsel should opine on the tax consequences, not the manner in which they are described.

           Exhibit 8.1 to the F-1 and Exhibit 8.1 to the F-4 have each been revised to state that the cited disclosure constitutes the opinions of each counsel.

Form F-1
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MD&A, page 26
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 6.   Please remove your reference to the condition that the SEC declares the registration statement effective.

           The Company has revised the disclosure on page 26 of the F-1 to delete the reference to the condition that the SEC declares the registration statement effective.

Item 7. Recent Sales of Unregistered Securities, page 11-2
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 7.   Please confirm that Item 701 of Regulation S-K does not require disclosure of the debt financing you completed in December 2005.

           The Company confirms that Item 701 of Regulation S-K does not require disclosure of the debt financing completed in December 2005.

      The Company thanks the Staff for its close attention to the Registration Statements and looks forward to receipt of any additional comments.

     Please feel free to contact the undersigned at (212) 574-1206 or Craig A. Sklar of this office at (212) 574-1386 with any questions or comments.

                                        Very truly yours,



                                        SEWARD & KISSEL LLP


                                        By: /s/ Lawrence Rutkowski
                                            ----------------------

                                            Lawrence Rutkowski
                                            Partner

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